02033896

ARS

PE
12-31-01

SEC MAIL PROCESSING
RECEIVED
MAY 07 2002
WASH. D.C. 108 SECTION

2001

ANNUAL REPORT

PROCESSED
MAY 23 2002
THOMSON
FINANCIAL

BERGER HOLDINGS, LTD.

Berger Holdings, Ltd.
Five Year Performance
12/31/2001


SALES
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$-
$M
$20,474
$35,252
$39,522
$45,372
$51,128
1997
1998
1999
2000
2001
YEAR


EBITDA
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
$M
$2,449
$3,974
$4,649
$5,769
$7,378
1997
1998
1999
2000
2001
YEAR


INCOME FROM OPERATIONS
$5,000
$4,000
$3,000
$2,000
$1,000
$-
$M
$1,588
$2,192
$2,651
$3,313
$4,705
1997
1998
1999
2000
2001
YEAR

May 3, 2002

To Our Shareholders:

Berger Holdings, Ltd. continued to make substantial progress during 2001. The Company reported record revenue for the year ending December 31, 2001 of $51,128,096 vs. $45,372,283 for the year ended December 31, 2000, an increase of 12.7%. Net income on an after tax basis was $1,751,967 vs. $862,369 for 2000, an increase of 103%. This was the fifth consecutive year of increased revenue, increased income from operations and increased EBITDA (see charts on opposite page).

In addition to our excellent financial results, other highlights for the year include the following:

- Reduced debt and accounts payable by over $5 million.
- Pursuant to our ongoing stock repurchase program, as of March 31, 2002, we have purchased 933,275 shares of which 290,675 were purchased in 2001 at a cost of $933,546.
- In addition to the above, since September 30, 2000, through transactions involving the repurchase and/or cancellation of warrants, options and conversion rights, the potential for the issuance of up to approximately 1,384,000 additional shares of the Company's common stock has been eliminated.
- Completed the integration of both the Copper Craft, Inc. and Walker Metal Products, Inc. acquisitions, which were completed during 2000.
- Signed a new four-year labor contract with our union employees.
- Doubled the size of our inside telemarketing sales force which we believe will enable us to increase our national exposure.
- Further enhanced our sophisticated Information Technology System.

We are very pleased that the investment community has finally begun to recognize the progress the Company has made over the last several years. The price of our stock was $1.44 per share on January 1, 2001 and it closed the year at $4.10, for a gain of 185%.

Our goal for 2002 continues to be the utilization of our strong cash flow to reduce debt and increase the intrinsic value of the Company for the ultimate benefit of our shareholders.

Theodore A. Schwartz
Chairman & Chief Executive Officer

Joseph F. Weiderman
President & Chief Operating Officer

Background

Berger Holdings, Ltd., a Pennsylvania corporation formed in 1979 (collectively with its subsidiaries, the "Company"), is a leading manufacturer of roof drainage systems, residential and commercial snow guards and specialty metal architectural products relating to roofing. In 2000, the Company acquired CopperCraft, Inc. and Walker Metal Products, Inc. as described below. The Company continues to search for opportunistic acquisitions. The Company operates five facilities with over 310,000 square feet used in manufacturing, warehousing and distribution. In May 1999, the Company received approval from its Board of Directors to begin an open market stock repurchase program under which the aggregate number of shares currently authorized for repurchase is 1,560,000. Of this amount, the Company had repurchased 758,475 shares as of December 31, 2001, excluding the private purchase of 144,000 shares from various investors.

In 1989, the Company entered its present business of manufacturing and distributing roof drainage products by acquiring Berger Bros Company which was founded in 1874. On February 7, 1997, the Company completed the Real-Tool Acquisition (as defined below). Real-Tool, Inc. provided the Company with a complete line of commercial snow guards. On January 2, 1998, the Company acquired (the "Obdyke Acquisition") the roof drainage division of Benjamin Obdyke, Inc. ("Obdyke"). On December 7, 1998, the Company acquired (the "Sheet Metal Acquisition") certain assets of Sheet Metal Manufacturing Co., Inc. ("Sheet Metal"). Obdyke and Sheet Metal were the Company's two largest competitors prior to the Obdyke and Sheet Metal Acquisitions. On March 31, 2000, the Company acquired (the "CopperCraft Acquisition") all of the stock of CopperCraft, Inc. ("CopperCraft"). On October 31, 2000, the Company acquired (the "Walker Acquisition") all of the stock of Walker Metals Products, Inc. ("Walker"). CopperCraft provides the Company with a Southwest presence, as well as an internal source of specialty metal architectural products, while Walker provides the Company with a Southeast presence.

Product Line

The Company is principally engaged in the manufacture and distribution of metal roof drainage and ancillary products ("RDP"). Since 1993, the Company has also engaged in a program of internal development and product expansion. Internal development has primarily consisted of the modernization of production facilities, machinery and equipment and the introduction of complementary products. External development has been directed principally towards increasing the sales volume and market penetration of the Company's products through acquisitions, advertising and expanding the Company's RDP product line.

The Company's RDP line, consisting of gutters, downspouts, soffits, fascias, snow guards, trim coil, custom metal architectural pieces and other associated accessories and fittings is manufactured by the Company at its three suburban Philadelphia facilities, one suburban Dallas facility and one Atlanta facility. The Company sells RDP through its telemarketing representatives principally to wholesale distributors who sell directly to roofing and general contractors for use in the repair and replacement of roof drainage systems in existing buildings that are primarily residential. The geographical distribution of the Company's products is generally limited to the United States.

The primary raw materials used in manufacturing RDP are aluminum, steel and copper. Supplies of these materials, in either coil, sheet or bar form, are procured by the Company from primarily domestic suppliers. Although the Company believes that adequate available sources of supply exist at customarily accepted market prices, trade restrictions, work stoppages or adverse weather or political conditions may affect the prices and availability of these materials. Rapid increases in prices of raw materials could adversely affect the operations of the Company because the cost of raw materials constitutes the largest single element of the Company's cost of sales.

A significant portion of the Company's raw material requirements is provided by five key suppliers. The remaining raw materials are provided by a large number of small suppliers. All raw materials procured by the

Company, as well as finished products, are scrutinized for quality control using industry standards and internal guidelines.

Acquisitions

On October 31, 2000, the Company completed the Walker Acquisition. The acquisition of Walker, a manufacturer of roof drainage products, was funded in part by an increase in the Company's bank credit facility. As consideration, the Company paid cash and issued notes payable.

On March 31, 2000, the Company completed the CopperCraft Acquisition. The acquisition of CopperCraft, a manufacturer of primarily copper specialty metal architectural products, was funded in part by an increase in the Company's bank credit facility. As consideration, the Company paid cash and issued notes payable.

On December 7, 1998, the Company completed the Sheet Metal Acquisition. The acquisition of Sheet Metal, a manufacturer of roof drainage products, was funded in part by an increase in the Company's bank credit facility. As consideration, the Company paid cash and issued a note payable.

On January 2, 1998, the Company consummated the Obdyke Acquisition, funded with the proceeds received through an issuance of 40,000 shares of the Company's Series A convertible preferred stock. As consideration, the Company paid cash, issued a note payable, issued 125,000 shares of Common Stock, which the Company had the obligation to repurchase at the election of the seller, and issued warrants to purchase 50,000 shares of Common Stock. These warrants expired unexercised in January 2000.

On February 7, 1997, the Company consummated the purchase (the "Real-Tool Acquisition") of all of the outstanding shares of the common stock of Real-Tool, Inc., a Virginia corporation ("Real-Tool"). As consideration, the Company paid cash, issued shares of Common Stock, and issued a note payable. Concurrent with the purchase, the Company entered into a royalty agreement with the sole shareholder of Real-Tool, which expires in 2012. Under this agreement, the Company is required to pay royalties of 6% of revenues, with a minimum of $75,000 annually through 2002. Subsequent to 2002, the Company has the option to increase the percentage of royalties paid to this individual and eliminate the minimum payment requirement. The Company intends to continue paying royalties of 6% of revenues through 2012.

These acquisitions were accounted for as a purchase and the excess of the purchase price over the fair value of the assets (goodwill) were being amortized through 2001 on a straight-line basis for periods ranging from 20 to 25 years. For a description of new accounting standards applicable to goodwill beginning in 2002, see "New Accounting Standards" under Item 7 below and Note 2 to the Consolidated Financial Statements.

Competition

The Company's business is highly competitive. In general, the building products market is highly fragmented. The Company competes with numerous small and large manufacturers and fabricators. Some of the Company's competitors have substantially greater resources than the Company. The Company competes primarily in the Northeast/Mid-Atlantic region. During the past four years, the Company has implemented an advertising and marketing program to expand its geographic range of operations to a more national level. Competition is primarily based upon product quality, completeness of product lines, service and price.

Geographic Market

The Company's products are principally sold throughout the states in the Northeast/Mid-Atlantic region. The Company has developed greater national exposure from the Walker and CopperCraft Acquisitions in both the Southeast and Southwest regions.

Major Customers

During 2001, no individual customer accounted for more than 10% of the Company's sales. The Company has no ongoing contracts for sales of its products, but rather services customers on a per-order basis.

Seasonal Nature of the Business

The building products industry is seasonal, particularly in the Northeast/Mid-Atlantic region of the United States, where inclement weather during the winter months usually reduces the level of building activity in both the home-building and home improvement markets. Typically, the Company's sales volume is lowest during the months of December, January and February.

Inventory Practices

The Company's policy is to obtain, fabricate and/or manufacture inventory in sufficient volume in order to provide a reasonable inventory level to support estimated minimum and maximum levels based on customers' historical demand. Because of the nature of the RDP market, in which an order generally must be filled within three to five days of placement, the Company does not have any substantial backlog. Because of the variations involved with custom architectural products, the Company generally fills these orders within two to four weeks.

The Company is subject to fluctuations in metal prices when procuring raw material. Metal pricing is outside of the Company's control and although the Company generally attempts to pass raw material price increases onto its customers, it is not always able to do so.

Employees

As of December 31, 2001, the Company had 212 employees, including 24 in sales and marketing; 165 in manufacturing and delivery and 23 in administration. Approximately 110 of the Company's employees are represented by one of two labor unions, The International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America, Local 169 and the Teamsters Local Union 107. In December 2001, the Company's contracts with both unions were extended for four years to December 31, 2005. The Company believes that its employee relations are good.

Government Regulation

The Company is subject to numerous federal and state regulations relating to, among other things, the operations of its manufacturing facilities, the storage and disposal of environmentally sensitive materials, the control of emission levels, employee safety and health, employee wages and general environmental matters. The Company believes that it is in compliance with these regulations in all material respects.

Patents and Trademarks

The Company owns or licenses nine U.S. design and utility patents, which have expiration dates ranging from 2002 through 2015, that protect certain of its products, and is presently in the process of applying for at least one additional patent. The Company continuously reviews its new products and applies for patents where it believes the patent will have future value. The Company owns four federally registered trademarks used in connection with its products and is in the process of applying for federal registration of four other trademarks.

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is traded in the over-the-counter market and is included for quotation on the Nasdaq SmallCap Market operated by the Nasdaq Stock Market, Inc. under the symbol "BGRH."

The following table sets forth certain information with respect to the high and low bid prices of the Company's Common Stock during 2001 and 2000. These quotations reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

	High	Low
2001		
First Quarter	$2.25	$1.44
Second Quarter	2.96	1.57
Third Quarter	3.70	2.70
Fourth Quarter	4.10	3.15
2000		
First Quarter	$2.94	$2.13
Second Quarter	2.66	1.25
Third Quarter	2.28	1.75
Fourth Quarter	2.63	1.38

At December 31, 2001, there were approximately 1,900 holders of record of shares of Common Stock.

Dividend Policy

The Company has not paid any cash dividends on its Common Stock to date, and does not anticipate paying cash dividends in the foreseeable future.

SELECTED FINANCIAL DATA

	Year Ended December 31				
	2001	2000	1999	1998	1997
Net sales	$51,128,096	$45,372,283(1)	$39,522,427(1)	$35,251,542(1)	$20,474,519(1)
Cost of sales	38,926,409	36,096,580(1)	32,229,480(1)	28,887,785(1)	16,252,796(1)
Gross profit	12,201,687	9,275,703	7,292,947	6,363,757	4,221,723
Selling, administrative and general expenses	7,497,046	5,962,397(1)	4,641,913(1)	4,172,012(1)	2,634,096(1)
Income from operations	4,704,641	3,313,306	2,651,034	2,191,745	1,587,627
Interest expense	(1,581,753)	(1,791,727)	(1,852,088)	(1,284,761)	(581,624)
Other income	5,624	18,703	24,517	136,643	14,374
Income before income tax (benefit) and preferred stock dividend	3,128,512	1,540,282	823,463	1,043,627	1,020,377
Income tax (benefit)	1,376,545(2)	677,903(3)	441,666(4)	(647,201)	(1,000,000)
Net income before preferred stock dividend	1,751,967	862,379	381,797	1,690,828	2,020,377
Preferred stock dividend	—	—	—	400,000	—
Net income available to common stockholders	$ 1,751,967	$ 862,379	$ 381,797	$ 1,290,828	$ 2,020,377
Earnings Per Common Share:					
Income before preferred stock dividend	$ 0.33	$ 0.16	$ 0.07	$ 0.31	$ 0.40
Preferred stock dividend	—	—	—	(0.07)	—
Basic earnings per common share	$ 0.33	$ 0.16	$ 0.07	$ 0.24	$ 0.40
Diluted earnings per common share	$ 0.28	$ 0.16	$ 0.07	$ 0.22	$ 0.31
Total Assets	$35,639,890	$38,928,711	$32,567,820	$34,587,204	$19,751,213
Long-Term Debt, Capital Leases and Redeemable Stock	$15,148,108	$18,940,883	$16,888,606(5)	$15,060,307	$ 6,022,147(6)
Stockholders' Equity	$13,344,726	$11,832,639	$11,445,370	$15,361,725	$12,493,271

(1) Sales, Cost of Sales and Selling, Administrative and General expenses have been reclassified to be consistent with the current presentation.

(2) The Company will pay approximately $300,000 in federal and state income taxes on account of 2001 income.

(3) The Company paid approximately $150,000 in federal and state income taxes on account of 2000 income.

(4) The Company paid approximately $54,000 in federal and state income taxes on account of 1999 income.

(5) Long-Term Debt includes 10.0% subordinated debentures in the principal amount of $4,000,000, which were issued in 1999 in exchange for convertible preferred stock.

(6) Long-Term Debt includes a 12.25% subordinated debenture in the principal amount of $2,000,000 issued in connection with the Obdyke Acquisition in January 1998 and the cash received for the debenture at December 31, 1997 was included in cash and cash equivalents.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The Company's results of operations for the year ended December 31, 2001, represent the consolidated operations of Berger Holdings, Ltd. and its subsidiaries, Berger Financial Corporation ("BFC"), Berger Bros Company ("Berger Bros"), CopperCraft and Walker. The Company's results of operations for the year ended December 31, 2000 represent the consolidated operations of Berger Holdings, Ltd. and its subsidiaries, BFC, Berger Bros, CopperCraft (beginning as of April 1, 2000) and Walker (beginning as of November 1, 2000). The Company's results of operations for the year ended December 31, 1999 represent the consolidated operations of Berger Holdings, Ltd. and its subsidiaries, BFC and Berger Bros.

Net sales increased by 12.7% to $51,128,096 in 2001 from $45,372,283 in 2000 and by 14.8% in 2000 from $39,522,427 in 1999. The $5,755,813 increase in sales in 2001 was primarily attributable to a full year of sales from both the CopperCraft and Walker Acquisitions as well as growth within the existing business. The CopperCraft and Walker Acquisitions accounted for approximately $3,800,000 of the $5,800,000 increase in 2000 sales, while Berger Bros' sales in 2000 increased approximately $2,000,000. The increase in Berger Bros sales for 2000 was a result of ongoing marketing efforts in order to expand the Company's existing customer base.

The Company's gross profit, as a percentage of net sales, was 23.9% in 2001, 20.4% in 2000 and 18.5% in 1999. The increase in gross profit percentage in 2001 was attributable to the CopperCraft and Walker acquisitions and a decline in raw material costs through the year. The increase in gross profit percentage in 2000 was primarily attributable to the CopperCraft Acquisition, while the Company also continued to improve its product mix by selling a larger percentage of higher margin products.

Selling, administrative and general expenses, as a percentage of net sales, increased to 14.7% in 2001 from 13.1% in 2000 and 11.7% in 1999. The increase in selling, administrative and general expenses during the three-year period is primarily due to the additional costs of CopperCraft and Walker's ongoing operations and ongoing operating expenses for Berger Bros.

Income from operations increased 42.0%, or $1,391,335, to $4,704,641 in 2001, while income from operations increased 25.0%, or $662,272, to $3,313,306 in 2000. As a percentage of revenues, income from operations was 9.2%, 7.3% and 6.7% for 2001, 2000 and 1999, respectively. The increase in 2001 was primarily from the improved product mix generated by the CopperCraft and Walker Acquisitions and internal sales growth through the remaining operations. Approximately 78% of the increase in 2000 was attributable to the CopperCraft and Walker Acquisitions, while 22% of the increase occurred from improvements in the remaining operations.

Interest expense decreased to $1,581,753 in 2001 compared to $1,791,727 in 2000 and $1,852,088 in 1999. The Company's interest expense decrease in 2001 was primarily due to both the reduction throughout the year in the Company's borrowing rate and the Company's ability to pay down debt with cash generated from operations. The Company's interest expense decreased in 2000 from 1999, despite incurring additional debt to finance the CopperCraft and Walker Acquisitions. The interest expense decrease in 2000 was attributable to the Company's ability to pay down debt with cash generated from operations and the reduction in its borrowing rate on its credit facility in December 1999 to one half percent below the prime rate. In addition, because the CopperCraft and Walker Acquisitions closed in March and October 2000, respectively, less than a full year of interest was incurred in 2000 with respect to these transactions.

Income from continuing operations increased 103.1% to $3,128,512, or 6.1% of net sales, in 2001 compared to $1,540,282, or 3.4% of net sales, in 2000 compared to $823,463, or 2.1% of net sales, in 1999. The increase in income from operations during 2001 was attributable to having the benefit of a full year of operations from both the CopperCraft and Walker Acquisitions, decreased interest expense and the Company's ability to absorb fixed operating expenses from the growth of the remaining existing operations. Approximately 43% of the $716,819 increase in 2000 was a direct result of the CopperCraft and Walker Acquisitions, while the remaining 57% increase resulted from a continued improvement in product mix.

Net income increased 103.2% to $1,751,967, or 3.4% of net sales, in 2001 as compared to $862,379, or 1.9% of net sales, in 2000 and $381,797, or 1.0% of net sales, in 1999. The increase in net income in 2001 was primarily attributable to the CopperCraft and Walker Acquisitions, while the Company continued to improve the product mix of RDP lines. In 2001, the Company reported income tax expense of $1,376,545, but will pay approximately $300,000 in federal and state income taxes due to the utilization of a net operating loss carryforward. In 2000, the Company reported income tax expense of $677,903, but paid approximately $150,000 in federal and state income taxes due to the utilization of the net operating loss carryforward.

The Company has determined that it is more likely than not that the deferred tax asset will be realized. At December 31, 2001, the Company had net operating loss carryforwards of approximately $330,000, which will reduce the actual cash paid for income taxes by approximately $112,000 in future periods. The effective tax rate was 44%, 44% and 54% for 2001, 2000 and 1999, respectively (see Note 9).

Liquidity and Capital Resources

At December 31, 2001, the working capital of the Company was $5,519,067 (resulting in a ratio of current assets to current liabilities of 1.8 to 1), compared to $4,881,678 (1.6 to 1) at December 31, 2000. The increase in working capital is primarily due to a decrease in accounts payable, as a result of the cash flow provided by operating activities used to pay down outstanding obligations.

At December 31, 2001, current liabilities totalled $6,920,260, consisting primarily of $4,094,475 of accounts payable and accrued expenses and $2,825,785 of current maturities of long-term debt. Total liabilities decreased $4,800,908 as compared to 2000, primarily due to the Company's ability to pay down debt and other current liabilities with cash generated from operations.

At December 31, 2001, obligations to Fleet Bank, N.A., formerly Summit Bank, N.A. (the "Bank"), totaled $9,233,022, compared to $11,096,446 at December 31, 2000 and $9,699,591 at December 31, 1999. The decrease in 2001 was the result of the Company's ability to pay down debt with cash generated from operations. The increase in 2000 over 1999 was the result of financing the Bank provided to the Company to acquire both CopperCraft and Walker.

The Company finances its operations primarily from cash flow from its business and the Company's credit facility (the "Credit Facility") with the Bank. The Credit Facility consists of a revolving line of credit (the "Credit Line") and an acquisition line facility (the "Acquisition Line"). All borrowings under the Credit Facility bear interest at one half of one percent below the Bank's prime lending rate, and are secured by, among other assets, the Company's accounts receivable and inventory. On October 31, 2000, at the Company's request, the maximum amount available under the Credit Line was reduced from $17,500,000 to $15,000,000, thereby reducing applicable fees. On April 12, 2001, at the Company's request, the maximum amount available under the Credit Line was reduced from $15,000,000 to $12,000,000, thereby further reducing applicable fees. The Company has two term loan notes outstanding under the Acquisition Line, and two other term loan notes with the Bank, secured by the Company's equipment and other assets. The total principal outstanding under the Credit Line at December 31, 2001 was $6,873,941.

Cash flow provided by operating activities for 2001 was $4,137,295 as compared to $5,910,908 provided by operating activities for 2000. The cash provided by operating activities decreased primarily due to the pay down of accounts payable. In 2000, the Company financed some of its acquisition costs through the extension of trade payables. In 2001, the Company made a concerted effort to pay down debt and trade payables from the cash provided by operations.

Net cash used in investing activities for 2001 was $700,803 compared to net cash used in investing activities of $7,235,822 in 2000. This change was primarily the result of cash used to fund the CopperCraft and Walker Acquisitions in 2000 and a decrease in cash used to fund capital expenditures in 2001. In 1999, net cash used in investing activities totaled $1,165,314, which was primarily a result of investments in capital equipment. From 1997 through 2000, the Company had invested heavily in acquiring and upgrading its manufacturing equipment, which now needs to be maintained rather than upgraded.

Net cash used in financing activities was $3,278,340 for 2001, as compared to $1,524,710 provided by financing activities in 2000, as compared to $2,694,110 used in financing activities in 1999. The change from 2000 to 2001 was primarily the result of the Company paying down debt in 2001. The change from 1999 to 2000 occurred as a result of the following during 2000: the Company's financing approximately $6,000,000 for the CopperCraft and Walker Acquisitions, the Company's using cash from operations to pay down approximately $2,700,000 of senior and subordinated debt, the Company's using of approximately $1,250,000 cash to repurchase common shares of the Common Stock and the payment on account of a repurchase obligation with respect to Common Stock issued in the Obdyke Acquisition. Approximately $252,000 of debt relief and other related payments was provided to officers of the Company during 2001, in accordance with operating income achievements established by the Board of Directors. This relief reduced subscribed stock by $193,666. As of December 31, 2001, there are no agreements that provide for future officer debt relief. During 2001, the Company concentrated on paying down debt.

The operating cash flow anticipated to be received from operations in 2002 and the availability of funds under the working capital loan is anticipated to be sufficient to cover the Company's capital expenditures of approximately $500,000 and any other operating expenses for 2002.

The Company's contractual obligations and commercial commitments over the next five years and beyond are as follows:

	Expected Cash Payments by Year (in thousands)					
Contractual Commitments	**2002**	**2003**	**2004**	**2005**	**2006 & Beyond**	**Total**
Revolving credit	$ —	$ 6,874	$ —	$—	$ —	$ 6,874
Long term debt	2,447	4,541	1,081	265	1,897	10,231
Capital lease obligations	379	362	107	18	3	869
Operating lease obligations	1,028	531	158	81	5	1,803
Total	$3,854	$12,308	$1,346	$364	$1,905	$19,777

The Company's three year Credit Facility expires in January 2003. The credit agreement contains financial covenants related to consolidated net worth, net income and debt and interest expense coverage. The Company was in compliance with the covenants relating to the Credit Facility as of December 31, 2001. The Company expects to renew or replace the Credit Facility prior to its expiration.

The Company's lease obligations will increase slightly by the end of 2002 due to the acquisition and resulting financing needed for some new custom equipment. The Company's leases currently carry interest rates ranging from 2.9% to 9.37%.

On January 21, 2000, the holder of Common Stock received in the Obdyke Acquisition exercised its option to receive cash proceeds of $500,000. The holder sold the 125,000 shares of Common Stock at $2.25 per share to an unrelated third party. The remaining $226,254, including transfer fees, was paid by the Company.

On December 20, 2000, the holder of Common Stock subject to the holder's right to require the Company to purchase or place the shares exercised that right, and the Company purchased the 125,000 shares of Common Stock at $2.00 per share.

New Accounting Standards

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141"). This statement requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and supersedes APB Opinion No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." Also in July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 supersedes APB Opinion No. 17 "Intangible Assets." Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life, but is instead, subject to at least an annual assessment for impairment by applying a fair-value-based test. The effective date of SFAS 142 is January 1, 2002, with the exception of goodwill and intangible assets acquired after June 30, 2001, which are immediately subject to the provisions of the statement.

As of the date of adoption, the Company has unamortized goodwill in the amount of $10,165,850, which will be subject to the transition provisions of the SFASs 141 and 142. Amortization expense related to goodwill was $630,634 and $503,521 for 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting SFASs 141 and 142, it is not currently practicable to estimate the impact of adopting these statements on the Company's financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143") which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. Adoption is required for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company is in the process of analyzing the implications of SFAS 143 and does not believe that the adoption of this statement will have a material impact on the net earnings of the Company.

In October 2001, the Financial Accounting Standards Board issued FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it retains many of the fundamental provisions of that Statement. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company is in the process of analyzing the implications of this statement and does not expect the guidance to have a material impact on the net earnings of the Company.

In July 2001, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 102 ("SAB 102"), "Selected Loan Loss Allowance Methodology and Documentation Issues." This bulletin summarizes certain of the SEC's views about applying a systematic methodology for determining allowances for loan and lease losses in accordance with accounting principles generally accepted in the United States of America to receivables in financial statements. The Company does not expect this guidance to have a material impact on the net earnings of the Company.

Significant Accounting Policies

The significant accounting policies of the Company are described in Note 1 to the Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period.

Certain accounting estimates and assumptions are particularly sensitive because of their significance to the consolidated financial statements and possibility that future events affecting them may differ markedly. The accounting policies of the Company with respect to significant estimates and assumptions are described below.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts is adjusted according to the Company's past experience from actual losses incurred and potential future losses that could occur. The Company also maintains credit insurance on various accounts to minimize its exposure to potential future losses.

Inventory Reserves

The Company records its inventory at cost, and writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Deferred Taxes

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, along with reasonable and prudent tax planning strategies and the expiration dates of carryforwards, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2001.

Forward-Looking and Cautionary Statements

Certain statements contained herein that include forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "plan" or "continue" or the negative thereof or other variations thereon are, or could be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are affected by known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to differ materially from the results, performance and achievements expressed or implied in the Company's forward-looking statements. These risks, uncertainties and factors include competition by competitors with more resources than the Company and the cyclical nature of roofing repair. Certain factors that could cause the actual results, performance or achievement of the Company to differ materially from those contained in or implied by any forward-looking statement made by or on behalf of the Company, including forward-looking statements contained herein, are as follows:

- increases in the cost of raw materials;
- fluctuations in demand for the Company's products;
- weather conditions;

- future acquisitions;
- attempts to expand the Company's operations;
- integration of acquired businesses;
- need for additional financing;
- competition;
- dependence on key personnel;
- and certain other risks associated with the conduct of the Company's business and the industry in general.

QUALITATIVE AND QUANTITATIVE DISCLOSURE

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment portfolio. The Company does not have any derivative financial instruments in its portfolio. The Company places its investments in instruments that meet high credit quality standards. The Company is adverse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk. As of December 31, 2001, the Company's investments consisted of cash and money market funds. The Company does not expect any material loss with respect to its investment portfolio.

The Company's financial instruments include debt instruments, which primarily consist of its lines of credit and variable rate term loans. The Company does not actively manage its interest rate risk because the impact of a 10% (approximately 90 basis points) increase in interest rates on its variable rate debt (using year-end debt balance and effective interest rates) would have a relatively nominal after-tax impact on the Company's results of operations.

The Company has no derivative or off-balance sheet instruments.

Berger Holdings, Ltd.

Independent Auditors' Report on Consolidated Financial Statements F-1

Consolidated Balance Sheets as of December 31, 2001 and 2000 . . . . F-2

Consolidated Statements of Operations for the years ended December 31, 2001, 2000, and 1999 . . . . F-3

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999 . . . . F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999 . . . . F-5

Notes to Consolidated Financial Statements F-6

INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
Berger Holdings, Ltd.
Feasterville, Pennsylvania

We have audited the accompanying consolidated balance sheets of BERGER HOLDINGS, LTD. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BERGER HOLDINGS, LTD. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/S/ KPMG LLP

Philadelphia, Pennsylvania
March 7, 2002

BERGER HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31 2001	December 31 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 465,064	$ 306,912
Accounts receivable, net of allowance for doubtful accounts of $97,000 in 2001 and $30,000 in 2000	4,502,631	4,671,903
Inventories	6,496,091	6,994,548
Prepaid and other current assets	577,451	679,379
Deferred income taxes	398,090	384,125
Total current assets	12,439,327	13,036,867
Property, plant and equipment, net	10,082,728	11,067,983
Deferred income taxes	—	858,512
Other assets, net of accumulated amortization of $1,132,955 in 2001 and $859,304 in 2000	2,951,985	3,218,906
Goodwill, net of accumulated amortization of $2,457,848 in 2001 and $1,827,214 in 2000	10,165,850	10,746,443
	$35,639,890	$38,928,711
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current maturities of long-term debt	$ 2,825,785	$ 1,877,804
Accounts payable	1,705,751	4,140,500
Accrued expenses	2,388,724	2,136,885
Total current liabilities	6,920,260	8,155,189
Long-term debt	15,148,108	18,940,883
Deferred income taxes	226,796	—
Commitments and contingencies	—	—
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value Authorized 20,000,000 shares in 2001 and 2000 Issued 5,989,736 and 5,739,736 shares in 2001 and 2000 Outstanding 5,087,261 and 5,127,936 shares in 2001 and 2000	59,897	57,397
Additional paid-in capital	18,187,726	17,690,226
Accumulated deficit	(2,326,843)	(4,078,810)
	15,920,780	13,668,813
Less common stock subscribed	(289,250)	(482,916)
Less 902,475 and 611,800 common shares of treasury stock in 2001 and 2000, respectively, at cost	(2,286,804)	(1,353,258)
Total stockholders' equity	13,344,726	11,832,639
	$35,639,890	$38,928,711

See accompanying notes to consolidated financial statements

BERGER HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31		
	2001	2000	1999
Net sales	$51,128,096	$45,372,283	$39,522,427
Cost of sales	38,926,409	36,096,580	32,229,480
Gross profit	12,201,687	9,275,703	7,292,947
Selling, administrative and general expenses	7,497,046	5,962,397	4,641,913
Income from operations	4,704,641	3,313,306	2,651,034
Interest expense	(1,581,753)	(1,791,727)	(1,852,088)
Other income, net	5,624	18,703	24,517
Income before income tax	3,128,512	1,540,282	823,463
Provision for income tax	1,376,545	677,903	441,666
Net income	$ 1,751,967	$ 862,379	$ 381,797
Basic earnings per share	$ 0.33	$ 0.16	$ 0.07
Diluted earnings per share	$ 0.28	$ 0.16	$ 0.07

See accompanying notes to consolidated financial statements

BERGER HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Common Stock Subscribed	
	Number of Shares	Amount	Number of Shares	Amount			Number of Shares	Amount	Number of Shares	Amount
Balance, December 31, 1998	40,000	$ 400	5,301,330	$53,013	$21,114,214	$(5,322,986)	—	—	347,500	$(482,916)
Conversion of preferred shares to debt	(40,000)	(400)	—	—	(3,999,600)	—	—	—	—	—
Exercise of 188,406 stock options	—	—	188,406	1,884	54,366	—	—	—	—	—
Net income	—	—	—	—	—	381,797	—	—	—	—
Purchase of 124,400 shares treasury stock, at cost	—	—	—	—	—	—	124,400	$ (354,402)	—	—
Balance, December 31, 1999	—	$ —	5,489,736	$54,897	$17,168,980	$(4,941,189)	124,400	$ (354,402)	347,500	$(482,916)
Common shares issued	—	—	250,000	2,500	521,246	—	—	—	—	—
Net income	—	—	—	—	—	862,379	—	—	—	—
Purchase of 487,400 shares treasury stock, at cost	—	—	—	—	—	—	487,400	$ (998,856)	—	—
Balance, December 31, 2000	—	$ —	5,739,736	$57,397	$17,690,226	$(4,078,810)	611,800	$(1,353,258)	347,500	$(482,916)
Common shares issued	—	—	250,000	2,500	497,500	—	—	—	—	—
Forgiveness of loans on stock subscribed (note 13)	—	—	—	—	—	—	—	—	(154,666)	193,666
Net income	—	—	—	—	—	1,751,967	—	—	—	—
Purchase of 290,675 shares treasury stock, at cost	—	—	—	—	—	—	290,675	$ (933,546)	—	—
Balance, December 31, 2001	—	$ —	5,989,736	$59,897	$18,187,726	$(2,326,843)	902,475	$(2,286,804)	192,834	$(289,250)

See accompanying notes to consolidated financial statements

BERGER HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 1,751,967	$ 862,379	$ 381,797
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Deferred income taxes	1,071,343	568,542	404,022
Depreciation and amortization	2,667,659	2,436,741	1,973,240
Increase in accounts receivable allowance	67,000	—	—
Decrease in inventory reserve	—	—	(100,000)
Decrease in stock subscribed	193,666	—	—
Change in operating assets and liabilities, excluding acquisitions			
Accounts receivable	102,272	(298,629)	233,184
Inventories	498,457	(450,230)	1,033,412
Other current and long-term assets	(32,160)	(174,849)	(559,697)
Accounts payable	(2,434,749)	2,481,885	258,578
Accrued expenses	251,839	485,069	192,119
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,137,294	5,910,908	3,816,655
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of companies, net of cash acquired	—	(6,001,584)	—
Acquisition of property and equipment, net of retirements	(700,803)	(1,234,238)	(1,165,314)
NET CASH USED IN INVESTING ACTIVITIES	(700,803)	(7,235,822)	(1,165,314)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds (repayments) from working capital line	(161,047)	1,953,401	(792,707)
Net repayments from equipment term loan	(1,702,376)	(556,546)	(531,996)
Proceeds from long-term debt	56,585	1,996,915	2,380,539
Loan and mortgage repayments	(537,955)	(643,950)	(3,451,794)
Proceeds from issuance of stock, private placements, stock warrants and stock options	—	—	56,250
Net payment for redeemable common stock	—	(226,254)	—
Repurchase of common stock	(933,546)	(998,856)	(354,402)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(3,278,339)	1,524,710	(2,694,110)
Net increase (decrease) in cash	158,152	199,796	(42,769)
Cash and cash equivalents, beginning of year	306,912	107,116	149,885
Cash and cash equivalents, end of year	$ 465,064	$ 306,912	$ 107,116
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$ 1,581,753	$ 1,791,727	$ 1,852,088
Cash paid during the year for taxes	$ 113,738	$ 54,000	$ 37,337

The Company entered into capital leases aggregating $61,585, $700,288, and $380,539 in the years 2001, 2000, and 1999, respectively.

See accompanying notes to consolidated financial statements

BERGER HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS ORGANIZATION

The Company operates primarily from three manufacturing facilities located in Feasterville, PA, Keller, TX and Atlanta, GA. The Company operates one business segment producing roof drainage and ancillary products. The Company primarily sells to wholesale building product distributors throughout the United States and its territories. The Company routinely grants credit to these distributors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly owned subsidiaries, Berger Financial Corporation, Berger Bros Company, CopperCraft, Inc. and Walker Metal Products, Inc. All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid instruments with original maturities of three months or less.

Property and Equipment and Depreciation and Amortization

Property and equipment are carried at cost. Depreciation is computed by straight-line and accelerated methods using estimated useful lives of generally 5 to 39 years for buildings and improvements and generally 3 to 15 years for machinery and equipment. Improvements are capitalized and expenditures for maintenance, repairs and minor renewals are charged to expense when incurred. At the time assets are retired or sold, the costs and accumulated depreciation are eliminated and the resulting gain or loss, if any, is reflected in the consolidated statement of operations.

Other Assets

Costs and payments pursuant to noncompetition arrangements entered into in connection with business acquisitions are amortized over the terms of the arrangements. Other intangibles include patents, capitalized acquisition costs and acquired customer lists or markets. Costs related to start-up activities and organization costs are expensed as incurred. All intangibles are being amortized by the straight-line method over periods not exceeding 15 years. The Company assesses the recoverability of intangibles by determining whether the amortization of the asset balance can be recovered through projected undiscounted cash flows over its remaining life.

Goodwill

Goodwill is amortized using the straight-line method over generally 10 to 25 years. The Company assesses the recoverability of intangible assets by determining whether the amortization of the goodwill balance over the remaining life can be recovered through projected undiscounted future cash flows. The amount of the impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds or fair value of the asset, where appropriate. The assessment of the recoverability of intangible assets will be impacted if estimated future operating cash flows are not achieved.

Revenue Recognition

The Company records revenues on its products when goods are shipped.

Income Taxes

Income taxes are accounted for under the asset and liability method. The Company accounts for the recognition of deferred tax assets and liabilities based on the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes result from temporary differences, which consist of different tax bases for assets and liabilities than their reported amounts in the financial statements. Such differences result in recognition of income or expense in different years for tax and financial statement purposes. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings Per Share

Basic earnings per share are computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share reflects the potential dilution of securities that could share in the earnings.

Segment Disclosures

The Company has one operating segment. This one operating segment is engaged in the production of aluminum, galvanized steel, painted steel and copper roof drainage and specialty metal architectural products. The segment disclosure is consistent with the management decision-making process that determines the allocation of resources and the measuring of performance.

Reclassification

Certain balances have been reclassed to conform to the current year presentation. The Company has reclassified customer program incentive costs to net sales.

Management's Judgments and Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-Lived Assets to Be Disposed Of

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Accounting Standards Adopted

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 standardizes the accounting for derivative instruments, including derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets for liabilities in the statement of financial position and measure them at fair value. The Company adopted SFAS No. 133 as of January 1, 2001, which had no impact on the financial statements or liquidity of the Company. The Company does not have any off-balance sheet financial instruments or derivatives.

New Accounting Standards

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141"). This statement requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and supersedes APB Opinion No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." Also in July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 supersedes APB Opinion No. 17 "Intangible Assets." Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life, but is instead, subject to at least an annual assessment for impairment by applying a fair-value-based test. The effective date of SFAS 142 is January 1, 2002, with the exception of goodwill and intangible assets acquired after June 30, 2001, which are immediately subject to the provisions of the statement.

As of the date of adoption, the Company has unamortized goodwill in the amount of $10,165,850, which will be subject to the transition provisions of the SFASs 141 and 142. Amortization expense related to goodwill was $630,634 for 2001. Because of the extensive effort needed to comply with adopting SFASs 141 and 142, it is not currently practicable to estimate the impact of adopting these statements on the Company's financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143") which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. Adoption is required for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company is in the process of analyzing the implications of SFAS 143 and does not believe that the adoption of this statement will have a material impact on the net earnings of the Company.

In October 2001, the Financial Accounting Standards Board issued FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," it retains many of the fundamental provisions of that Statement. SFAS 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company is in the process of analyzing the implications of this statement and does not expect the guidance to have a material impact on the net earnings of the Company.

3. ACQUISITIONS

On October 31, 2000, the Company purchased all of the outstanding shares of the common stock of Walker Metal Products, Inc., a Georgia corporation (Walker). As consideration, the Company paid $4,176,537 consisting of $3,000,000 in cash, a note payable of $800,000 and assumed liabilities of $376,537. Walker reported sales of $4,200,000 and net income of $50,000 (net of former officers' withdrawals) for the fiscal year ending September 30, 2000. The Company utilized funds obtained from its credit facility to acquire Walker. The acquisition was accounted for as a purchase and the excess of the purchase price over the fair value of the assets (goodwill) is being amortized through 2001 on a straight-line basis generally over 20 years.

On March 31, 2000, the Company purchased all of the outstanding shares of the common stock of CopperCraft, Inc., a Texas corporation (CopperCraft). As consideration, the Company paid $2,642,410 consisting of $1,740,822 in cash, a note payable of $512,500 and assumed liabilities of $389,088. CopperCraft reported sales of $2,400,000 and net income of $150,000 for the fiscal year ending December 31, 1999. The Company utilized funds obtained from its credit facility to acquire CopperCraft. The acquisition was accounted for as a purchase and the excess of the purchase price over the fair value of the assets (goodwill) is being amortized through 2001 on a straight-line basis generally over 20 years.

The following table presents the unaudited pro forma results of operations as if the acquisition of Walker and CopperCraft had occurred at the beginning of 2000 after giving effect to certain adjustments, including amortization of goodwill and increased interest expense. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or results which may occur in the future.

	Year Ended December 31, 2000
Net Sales	$50,300,662
Net Income	$ 941,546
Earnings Per Share	
Basic	$ .18
Diluted	$ .18

4. INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined using a weighted average calculation.

As of December 31, 2001 and 2000, inventories consisted of the following:

	2001	2000
Raw materials	$3,527,911	$4,249,060
Finished goods	2,862,205	2,591,824
Packaging materials and supplies	105,975	153,664
	$6,496,091	$6,994,548

5. PROPERTY AND EQUIPMENT

As of December 31, 2001 and 2000, property and equipment consisted of the following:

	2001	2000
Land	$ 485,000	$ 485,000
Building	5,497,197	5,497,197
Machinery	8,094,556	8,850,370
Furniture and fixtures	1,811,825	1,726,841
Trucks and autos	1,123,340	1,213,906
Dies	1,299,184	1,248,873
Leasehold improvements	2,153,645	1,991,215
	20,464,747	21,013,402
Less accumulated depreciation	10,382,019	9,945,419
	$10,082,728	$11,067,983

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $1,686,058, $1,620,504 and $1,289,357, respectively.

Total cost of machinery under capital leases included above as of December 31, 2001 and 2000 was $1,548,270 and $1,667,809, respectively. Accumulated depreciation for machinery under capital leases included above as of December 31, 2001 and 2000 was $853,389 and $576,949, respectively.

6. OTHER ASSETS

As of December 31, 2001 and 2000, other assets consisted of the following:

	2001	2000
Patents and customer lists, net	$1,238,521	$1,264,979
Non-compete agreements, net	980,952	1,071,428
Capitalized acquisition costs, net	539,616	592,241
Other long term assets	192,896	290,258
	$2,951,985	$3,218,906

7. LONG-TERM DEBT

As of December 31, 2001 and 2000, long-term debt consisted of the following:

	2001	2000
$12,000,000 revolving line-of-credit expiring in January, 2003. Interest is due monthly at prime less ½% (prime was 4.75% as of December 31, 2001). Borrowing is restricted to 85% of eligible accounts receivable and 50% of eligible inventory. All assets collateralize this revolving line-of-credit	$ 6,873,941	$ 7,784,988
10.0% subordinated debenture, due December 31, 2003, interest is payable quarterly through maturity (see Note 13)	1,500,000	1,500,000
11.0% subordinated debenture, due December 29, 2003, interest is payable quarterly through maturity (see Note 13)	2,500,000	2,500,000
Mortgage note payable, principal and interest (7.25%) due in monthly payments of approximately $27,400 through March, 2008 with a balloon of $1,431,391 due then	2,558,748	2,696,404
Term loan, payable in 33 monthly installments of $60,600 plus interest at prime less ½% through December, 2002. This loan is uncollateralized	727,400	1,454,600
Term loan, payable in 18 monthly installments of $41,667 plus interest at prime less ½% through October, 2002. This loan is uncollateralized	416,667	—
Term loans, payable in monthly installments of $53,487 plus interest at prime less ½% through January 2002, and a balloon payment of $272,016 due January, 2002. Monthly payments of $9,154 plus interest at prime less ½% from February, 2002 through November 1, 2005. Monthly payments of $2,746 plus interest at prime less ½% through April 1, 2005. These loans are collateralized by machinery and equipment	1,215,015	1,856,858
Capital leases, due in monthly installments of approximately $36,677, including interest, ranging from 2.90% to 9.37% through 2006; collateralized by certain equipment	869,622	1,213,337
12.25% subordinated debenture, due December 31, 2003, interest is payable quarterly through maturity (see Note 13)	—	500,000
Note payable to previous owner in connection with an acquisition of assets, due on March 31, 2002 plus quarterly installments of interest at 7.0% through March 31, 2002	512,500	512,500
Note payable to previous owner in connection with an acquisition of assets, due on October 31, 2004 plus quarterly installments of interest at 7.0% through October 31, 2004	800,000	800,000
	17,973,893	20,818,687
Less current maturities	2,825,785	1,877,804
	$15,148,108	$18,940,883

Scheduled annual maturities of long-term debt as of December 31, 2001 are as follows:

Year Ending December 31	
2002	$ 2,825,785
2003	11,776,526
2004	1,188,057
2005	283,745
2006	200,453
Thereafter	1,699,327
	$17,973,893

Scheduled annual maturities of capital leases as of December 31, 2001 are as follows:

Year Ending December 31	
2002	$379,403
2003	361,658
2004	107,223
2005	18,469
2006	2,869
	$869,622

8. ACCRUED EXPENSES

As of December 31, 2001 and 2000, accrued expenses consist of the following:

	2001	2000
Payroll and related expenses	$ 336,651	$ 280,552
Other accrued expenses	2,052,073	1,856,333
Total accrued expenses	$2,388,724	$2,136,885

9. INCOME TAXES

The sources of temporary differences and the tax effect of each as of December 31, 2001 and 2000 as follows:

	2001	2000
Inventory reserves	$ 17,250	$ 17,250
Net operating loss carryforwards	329,129	1,394,219
Depreciation	(146,615)	(109,115)
Goodwill / intangibles	(224,420)	(168,170)
AMT credit carryforward	144,239	81,587
Other	51,711	26,866
Total net deferred tax asset	$ 171,294	$1,242,637

The net deferred asset has been recognized on the balance sheet as follows:

	December 31	
	2001	2000
Current deferred tax asset	$ 398,090	$ 384,125
Noncurrent deferred tax (liability) asset	(226,796)	858,512
	$ 171,294	$1,242,637

As of December 31, 2001, the Company had net operating loss carryforwards of approximately $330,000, expiring through 2010.

Provision for income taxes for 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Current federal tax expense	$ 62,652	$ 32,000	$ 13,467
Current state tax expense	226,273	77,361	24,177
Deferred tax expense	1,087,620	568,542	404,022
Provision for income tax	$1,376,545	$677,903	$441,666

Significant differences between taxes computed at the federal statutory rate and the provision for income taxes were.

	Years Ended December 31,		
	2001	2000	1999
Taxes at U.S. Federal statutory rate	34.00%	34.00%	34.00%
State income taxes, net of federal benefit	7.23%	5.40%	3.52%
Other, net	(1.72)%	(0.87)%	6.64%
Permanent differences	4.49%	5.48%	9.47%
	44.00%	44.01%	53.63%

Certain gains which were recognized as a result of the Company's emergence from bankruptcy, in 1993, are not considered taxable income for either federal or state purposes. Additionally, gains recognized from exchanging debt for common stock are not considered taxable income. However, these gains reduce prior years' net operating loss carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, along with reasonable and prudent tax planning strategies and the expiration dates of carryforwards, as of December 31, 2001 management believes it is more likely than not the Company will realize the benefits of these deductible differences.

10. COMMON STOCK SUBJECT TO REPURCHASE AGREEMENTS

During 1998, the Company issued 125,000 shares of common stock valued at $500,000 in connection with the acquisition of the roof drainage manufacturing segment of Benjamin Obdyke, Inc. In conjunction with the transaction, the Company entered into a repurchase agreement whereby the holder of the common stock had the option to require the Company to repurchase the stock at $4.00. These shares have been classified as redeemable common stock in the consolidated financial statements. On January 21, 2000, the holder of the common stock exercised its option to receive cash proceeds of $500,000. The holder sold the 125,000 shares of common stock at $2.25 per share to an unrelated third party. The remaining $226,254, including transfer fees, was paid by the Company.

On December 20, 2000 the holder of common stock subject to the holder's right to require the the Company to purchase the shares exercised that right, and the Company purchased the 125,000 shares of common stock at $2.00 per share.

11. EARNINGS PER SHARE

Basic and diluted earnings per share for the years 1999 through 2001 are as follows:

	2001	2000	1999
Basic earnings per share			
Net income available to common stockholders	$1,751,967	$ 862,379	$ 381,797
Weighted average common shares outstanding	5,271,971	5,364,497	5,483,726
Basic earnings per share	$ 0.33	$ 0.16	$ 0.07
Diluted earnings per share			
Income before preferred stock dividend	$1,751,967	$ 862,379	$ 381,797
Add back interest expense net of tax effect on dilutive shares	1,143	189,000	208,000
Diluted Net Income	$1,753,110	$1,051,379	$ 589,797
Weighted average common shares outstanding	5,271,971	5,364,497	5,483,726
Add: effect of vested and non-vested dilutive securities	1,085,907	597,311	956,293
Add: effect of convertible debt shares	11,604	794,118	941,177
	6,369,481	6,755,925	7,381,196
Diluted earnings per share (1)	$ 0.28	$ 0.16	$ 0.07

(1) Diluted earnings per share cannot be antidilutive or show additional income.

Stock equivalents which were exercisable at prices greater than the average market price of the common shares during the year have been excluded from the computation since the effect would be anti-dilutive. As of December 31, 2001, there were 118,450 options meeting this criterion.

12. STOCK OPTIONS

The Company may grant stock options to key executives, directors, management personnel, other employees and consultants under its stock option plan and under various grants made outside the plan. Grants of stock options for the periods indicated were as follows:

	2001	Wtd. Avg. Price	2000	Wtd. Avg. Price	1999	Wtd. Avg. Price
Outstanding as of beginning of year	2,966,450	$1.78	2,375,350	$1.75	2,341,450	$1.73
Options granted	30,000	$2.95	645,000	$2.00	37,400	$2.25
Options exercised or cancelled	(188,942)	$3.01	(53,900)	$2.64	(3,500)	$1.78
Outstanding as of December 31	2,807,508	$1.71	2,966,450	$1.78	2,375,350	$1.75
Exercisable as of December 31	2,487,508	$1.67	2,371,450	$1.73	1,890,350	$1.76

The following table summarizes information about stock options outstanding as of December 31, 2001:

Range of Exercise Price	Number of Options Outstanding	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$1.50-$2.99	2,719,058	7.28	$1.66	2,399,058	$1.61
$3.00-$3.50	88,450	7.24	$3.28	88,450	$3.28
	2,807,508			2,487,508	

The Company did not recognize compensation costs for stock based compensation awards in 2001, 2000 and 1999. The Company accounts for such compensation under the provisions of Accounting Principles Board Opinion No. 25. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards granted in 2001, 2000 and 1999 consistent with SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), there would have been no change to income available to common stockholders or earnings per share.

13. COMMON STOCK AND WARRANTS

In January 1998, in connection with the purchase of certain Obdyke assets the Company issued 300,000 warrants at an exercise price of $4.25. In January, 1998 and December 1997, the Company issued 40,000 shares of Series A Convertible Preferred Stock for $100 per share. These shares had a $100 per share liquidating preference. Effective as of January 1, 1999, the 40,000 shares of Series A Preferred Stock were exchanged for 10% Subordinated Convertible Debentures (the "10% Debentures") due January 2, 2004. The 10% Debentures were convertible at any time into 23.53 common shares for each $100 of principal amount of the 10% Debentures outstanding on the conversion date subject to specified anti-dilution adjustments. The 10% Debentures were pre-payable only when the Company's common stock trades above $9.00 per share for 10 consecutive days. Simultaneously with the exchange of the Series A Preferred Stock, the Company extended the exercise date on the 300,000 common stock warrants from January 2, 2003 to December 31, 2003.

Effective September 30, 2000, the Company entered into an agreement pursuant to which: (a) one of the Company's 10% Debentures in the principal amount of $2,500,000 was amended and restated to (i) increase the interest rate from 10% to 11%, (ii) delete the conversion provisions, and (iii) provide for a prepayment premium; (b) a stock purchase warrant for the purchase of 240,000 shares of the Company's common stock held was canceled; and (c) 125,000 unregistered shares of the Company's common stock were issued to the holder of the above debenture. On December 20, 2000, after the holder of the 125,000 shares exercised its right to require the Company to purchase those shares, the Company purchased all 125,000 shares at $2.00 per share.

Effective January 12, 2001, the Company entered into an agreement pursuant to which the holder surrendered the Company's 12.25% Subordinated Debenture in the principal amount of $500,000 and was issued 250,000 shares of the Company's common stock. The holder also surrendered a warrant for the purchase of 60,000 shares of the Company's common stock and agreed to the amendment and restatement of the Company's other 10% Debenture in the principal amount of $1,500,000 to delete the conversion provisions.

Effective February 7, 2001, the Company purchased from four individuals certain options for the purchase of an aggregate of 100,000 shares of the Company's common stock at exercise prices ranging from $3.25 to $4.65 per share. The purchase price paid by the Company for these warrants was $0.25 per warrant, for a total consideration of $25,000.

Stock warrant transactions are summarized as follows:

	Stock Warrants	Wt Avg Price per Warrant
Outstanding, January 1, 1998	375,000	$1.53
Issued	350,000	4.27
Outstanding, December 31, 1998	725,000	2.86
Exercised and expired	(425,000)	1.87
Outstanding, December 31, 1999	300,000	$4.25
Exercised, expired or cancelled	(240,000)	4.25
Outstanding, December 31, 2000	60,000	$4.25
Exercised, expired or cancelled	(60,000)	4.25
Outstanding, December 31, 2001	—	—

At December 31, 2001, $289,250 is due from officers and one director for stock subscribed, relating to loans for the exercise of options and the purchase of stock.

In December 2001, the Board of Directors approved the forgiveness of $193,666 of debt related to subscribed stock in the form of a bonus, which was included in selling, general and administrative expense in the consolidated statement of operations for the year ended December 31, 2001.

14. COMMITMENTS AND CONTINGENCIES

The Company leases certain real property and equipment under noncancellable operating leases. Under certain leasing arrangements, the Company pays property taxes, insurance and maintenance related to the leased property. Rent expense for the years ended December 31, 2001, 2000 and 1999 was $1,074,164, $907,156 and $833,464, respectively. The Company rents warehouse facilities under long term operating leases from the previous owners of Walker and CopperCraft. Total rent expense was $206,676 and $106,008 for 2001 and 2000, respectively. As of December 31, 2001, minimum rental commitments under long-term, noncancellable operating leases were as follows:

Year Ending December 31	
2002	$1,028,316
2003	531,109
2004	158,374
2005	81,117
2006	4,444
	$1,803,360

The Company's current involvement in legal proceedings are those which arise in the ordinary course of business. In the opinion of management, the outcome of these matters will not have a material adverse effect on the financial position, results of operation, or liquidity of the Company.

The Company participates in a multi-employer pension plan covering substantially all of its union employees. The union employees comprise 52% of the Company's workforce, which are represented by two unions. The Company makes monthly payments as required into the multi-employer plan trust established for union employees. Under the Employee Retirement Income Security Act of 1974, as amended by the Multi-Employer Pension Plan Amendments Act of 1980, an employer is liable for a proportionate part of the plan's unfunded vested benefits liability. The Company's share of the unfunded liability relating to Local 107 Multi-Employer Pension Plan for the year ending December 31, 2001 is approximately $170,000. The Company's share of the unfunded liability relating to Local 169's Multi-Employer Pension Plan for the year ending December 31, 2001 is $0. The Company expensed approximately $355,000 and $80,000 in 2001 for the Local 169 and Local 107 pension plans, respectively. The Company's union agreements expire on December 31, 2005.

15. CONCENTRATION OF CREDIT RISK ARISING FROM CASH DEPOSITS

The Company maintains cash balances at a financial institution located in the Delaware Valley area. The accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. During the year, the Company's cash balances periodically exceed the insured limit.

16. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Accounts Receivable and Accounts Payable

The carrying amount approximates fair value because of the short maturity of those instruments.

Long-Term Debt

The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for debt of the same remaining maturities. As of December 31, 2001, the carrying value of this debt, aggregating $17,973,893 approximates the fair value.

17. SUPPLEMENTARY INFORMATION (UNAUDITED)

This table summarizes the unaudited results of operations for each quarter of 2001 and 2000.

	First	Second	Third	Fourth	2001
2001					
Net Sales	$10,224,362	$13,870,909	$14,203,824	$12,829,001	$51,128,096
Operating income	65,641	1,491,735	1,886,708	1,260,557	4,704,641
Net income (loss)	(205,773)	603,473	831,965	522,302	1,751,967
Basic earnings (loss) per share	$ (.04)	$ .11	$ .16	$ .10	$ .33
Diluted earnings (loss) per share	$ (.04)	$ .10	$ .13	$ .08	$ .28

	First	Second	Third	Fourth	2000
2000					
Net Sales	$ 8,721,187	$11,737,993	$12,396,183	$12,516,920	$45,372,283
Operating income	497,564	1,021,159	1,050,411	744,172	3,313,306
Net income	49,805	298,191	315,140	199,243	862,379
Basic earnings per share	$ 0.01	$ 0.06	$ 0.06	$ 0.04	$ 0.16
Diluted earnings per share	$ 0.01	$ 0.05	$ 0.05	$ 0.04	$ 0.16

The sum of quarterly earnings per common share may differ from full-year amounts due to changes in the number of shares outstanding during the year.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
805 Pennsylvania Boulevard
Feasterville, PA 19053
(215) 355-1200

INVESTOR CONTACT
Theodore A. Schwartz
Chief Executive Officer
(215) 355-1200 Ext. 123

TRANSFER AGENT
OTR, Inc.
317 S.W. Alder
Suite 1120
Portland, OR 97204
(503) 225-0375

CORPORATE COUNSEL
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street
22nd Floor
Philadelphia, PA 19103-2097

NASDAQ SYMBOL

BGRH

DIRECTORS AND EXECUTIVE OFFICERS

Theodore A. Schwartz, Chairman and Chief Executive Officer.

Larry Falcon, Director. President of the Residential Division of The Kaplan Companies, a real estate developer.

Paul L. Spiese, III, Director and Vice President - Manufacturing.

Jon M. Kraut, D.M.D., Director. Orthodontist and President of Kraut & Kraut, Inc., a private real estate investment company.

Francis E. Wellock, Jr., Vice President and Chief Financial Officer.

Joseph F. Weiderman, Director, President and Chief Operating Officer.

Jay D. Seid, Director. A Managing Director of Bachow & Associates, a Private Equity Investment Firm.

Jacob I. Haft, M.D., Director. Cardiologist of St. Michael's Medical Center in Newark, N.J.

John P. Kirwin, III, Director. Principal of Argosy Investment Partners, L.P., Argosy Investment Partners II, L.P. and Odyssey Capital Group, L.P.



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BERGER HOLDINGS, LTD.
805 Pennsylvania Boulevard
Feasterville, Pennsylvania 19053
(215) 355-1200